August 25, 2009

Mr. Hugh West
Ms. Angela Connell
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Mail Stop 4720

RE:           Summit Financial Group, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed April 23, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
File No. 000-16587

Dear Mr. West and Ms. Connell:

This letter is provided on behalf of Summit Financial Group, Inc.  (“Summit” or the “Company”) in response to your letter of August 4, 2009 regarding the Company’s Form 10-K/A for the fiscal year ended December 31, 2008 and Form 10-Q for the fiscal quarter ended March 31, 2009.  In accordance with your request, we have responded to each of the comments included in your letter.  Accordingly, set forth below in italics are each comment contained in your letter, followed immediately by Summit’s response to each:

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 33

1.
We note in several places in your filing that your allowance for loan losses is considered adequate to provide for “losses that can be reasonably anticipated.”  We also note disclosure in your March 31, 2009 Form 10-Q that refers to your allowance in terms of providing for “potential future loan losses.”  These disclosures appear inconsistent with your policy disclosed on page 24 that the allowance represents your best estimate of “probable credit losses inherent in your loan portfolio.”  Please revise future filings to reconcile this apparent inconsistency.  If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in you disclosure on page 24 and referred to above.  Please refer to Section II. P.1 of the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (which is available on our web-site) for more information.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
August 25, 2009

Response

We will revise our future filings to eliminate the above noted inadvertent inconsistency with respect to our disclosures regarding Summit’s allowance for loan losses.  Specifically, we will revise all such disclosures to be clearly consistent with our policy that the allowance for loan losses represents our estimate of probable credit losses inherent in the loan portfolio.

2.
Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category.  Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements.  Discuss terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.  Also, disclose if you have underwritten any hybrid loans, such as payment option ARM’s, and or sub-prime loans, including how you define that term.

Response

We will revise our future periodic filings to include a discussion of our underwriting policies and procedures relative to our major loan products in each lending category.  Such disclosures will specifically address each item requested in the above comment.

Note 8 – Allowance for Loan Losses, page 63

3.
We note that you had approximately $34.7 million of impaired loans with a specific allowance of $8.0 million and $19.4 million in impaired loans without specific allowances at December 31, 2008.  Your disclosure on page 54 indicates that substantially all of your impaired loans at December 31, 2008 were evaluated based on the fair value of collateral and that those impaired loans not requiring an allowance represent loans for which the collateral exceeded the recorded investment in the loans.  We also note that you classified your fair value measurements for all of your impaired loans as Level 3 within the fair value hierarchy.  Based on your disclosure on page 54, this classification indicates that either an appraised value was not available for these loans or you determined that the fair value of the collateral was further impaired below the appraised value.  Please tell us and revise your future filings to provide the following enhanced disclosures with respect to your valuation of impaired loans:

·	How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
August 25, 2009

·
The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process;

·
Whether you have recorded a specific allowance or charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference; and

·
Compare and contrast the circumstances by which you rely on updated appraisals or internally developed estimates.  Describe the assumptions and inputs used in your internally developed methodologies and how this method differs from obtaining an updated appraisal.  Describe the considerations you give to each and the factors used to determine which one is more preferable under varying circumstances.  Fully explain why you believe using an internally developed estimate is more representative of the current market value.

Response

Presented below is our revised disclosure with respect to Summit’s valuation of impaired loans, which we have enhanced (as indicated by the underlining below) to address the information requested in the above comment.  We intend to include this disclosure in our future periodic filings.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (in part)

Fair Value Measurements (in part)

Loans:   We do not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established.  Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired.  Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan,” (SFAS 114).  The fair value of impaired loans is estimated using one of several methods, including collateral value, liquidation value and discounted cash flows.  Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans.  At December 31, 2008, substantially all of the total impaired loans were evaluated based on the fair value of the collateral.  In accordance with SFAS 157, impaired loans where an

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
August 25, 2009

allowance is established based on the fair value of collateral requires classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value that management believes is indicative of the value that will be ultimately realized upon the future sale of the collateral, we record the impaired loan as nonrecurring Level 2.  When a current appraised value is not available or management determines the fair value of the collateral is further impaired below the current appraised value and there is no observable market price, we record the impaired loan as nonrecurring Level 3.

When a collateral dependent loan is identified as impaired, management immediately begins the process of evaluating the estimated fair value of the underlying collateral to determine if a related specific allowance for loan losses or charge-off is necessary.  Current appraisals are ordered for impaired loans where management deems appropriate.  In evaluating the necessity for obtaining current appraisals, management considers such factors as:  age of the original appraisal, significance of the loan balance, and the collateral’s specific nature.  If a new appraisal is not obtained or has not yet been obtained, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in value of the loan’s underlying collateral since the date of  the original appraisal.  Such discounts are generally estimated based upon management’s knowledge of sales of similar collateral within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends.  When a new appraisal is received (which are received generally within 3 months of a loan being identified as impaired), management then re-evaluates the fair value of the collateral and adjusts any specific allocated allowance for loan losses, as appropriate.  In addition, management also assigns a discount to all appraised values in arriving at its fair value of collateral dependent impaired loans to compensate for a shorter marketing period than that assumed by the appraiser.  This discount typically ranges from 3% to 7%.  As of December 31, 2008, the total fair value of our collateral dependent impaired loans which had a related specific allowance or charge-off was $23,389,000 less than the related appraised values of the underlying collateral for such loans, of which $20,169,000 related to one impaired loan relationship for which we had yet to receive a current appraisal.

Item 9A – Controls and Procedures, page 84

4.
We note that in your amended 10-K your management has concluded that disclosure controls and procedures (“DC&P”) were effective as of the end of the fiscal year.  We also note that you amended your 10-K to provide certain disclosures that were previously omitted and to make corrections to the auditor’s report contained in your filing.  Considering these facts, please explain how you could conclude that your disclosure controls and procedures were effective as of December 31, 2008.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
August 25, 2009

Response

On April 23, 2009, we amended our Form 10-K for the fiscal year ended December 31, 2008, which we originally filed on March 16, 2009.  The amended filing was made to:

·
Add a disclosure in the shareholders’ equity sections of the balance sheets included in the financial statements to state that none of our authorized  Preferred Stock was outstanding for any of the periods presented;

·
 Insert the text “/s/” prior to the name of our Independent Registered Public Accounting Firm appearing at the bottom of their reports included in the original filing, to indicate more clearly that their signatures had been conformed.  All reports were manually signed by our Independent Registered Public Accounting Firm on March 13, 2009; and

· Revise the Report of our Independent Registered Public Accounting Firm on Effectiveness of Internal Control Over Financial Reporting. Our Independent Registered Public Accountant inadvertently submitted the Internal Control Attestation Engagement under AT 501 (FDICIA) instead of the opinion required by Public Accounting Standard Oversight Board Standard No. 5.

In evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2008, we did not give consideration to the matter contained in the third bullet point above, as we did not view the content of this Report to be “information required to be disclosed by the issuer”.  Based on our understanding of the definition of “disclosure controls and procedures” in SEC Rule 13a-15(e), we believe our responsibility with regard to a report of an independent registered public accounting firm is to ensure that such report is obtained and included in the appropriate filings only.  The content of such report is under the control of the independent registered public accounting firm.

We considered the matters in the first and second bullet points above in evaluating the overall effectiveness of our disclosure controls and procedures at December 31, 2008.  Based on our review, our management concluded that the initial, inadvertent omission of these disclosures did not rise to a level of significance to merit a finding that our disclosure controls and procedures were ineffective overall.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
August 25, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 7 – Allowance for Loan Losses, page 17

5.
Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114.  Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Response

We will revise our future interim periodic filings to include the disclosures required by paragraph 20(a) of SFAS 114.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Experience, page 30

6.
We note the significant increase in nonperforming loans in your commercial real estate and construction and development loan portfolios during the periods presented.  We note your disclosure that the majority of these loans are secured by real property with values supported by appraisals and that adequate reserves are in place.  We also note that you have provided specific disclosures regarding the individual credits that comprise the majority of these nonperforming loan categories.  Please tell us and revise your future filings to provide the following additional information with respect to your most significant nonperforming loans:

·	When the loan was originated;
·	When the loan became non-accrual;
·	The underlying collateral supporting the loan;
·	The allowance for loan losses associated with the loan, as applicable;
·	The method used to measure impairment (e.g. discounted cash flows, collateral value, etc.)
·	The last appraisal obtained for the loan, as applicable; and
·	Any other pertinent information deemed necessary to understand your review of the loan and related accounting.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
August 25, 2009

Response

We will revise our future periodic filings to include in Management’s Discussion and Analysis of Financial Condition and Results of Operations the above requested disclosures relative to our most significant nonperforming loans.  The following table represents such information relative to our most significant nonperforming loans as of June 30, 2009.

Significant Nonperforming Loan Relationships by Loan Category
in thousands
						Most	Amount	Amount
		Loan	Loan	Current	Method Used	Recent	Allocated to	Previously
Location	Underlying	Origination	Nonaccrual	Loan	to Measure	Appraised	Allowance for	Charged-
	Collateral	Date	Date	Balance	Impairment	Value (1)	Loan Losses	Off
Commercial Real Estate
Front Royal,	124 room hotel	Sep. 2007	Sep. 2008	$20,334	Collateral	$22,000	$-	$-
VA	& commercial	& Jan. 2008			value
	lots
Land Development & Construction
Berkeley	Residential	Jul. 2006 &	Sep. 2008	$5,211	Collateral	$5,200	$500	$4,311
Co., WV	subdivision	Jun. 2007			value
Rockingham	Residential	Nov. 2007	Mar. 2009	$4,031	Collateral	$3,891	$200	$-
Co., VA &	subdivision &				value
Moorefield,	undeveloped
WV	acreage
Front Royal,	Single family	Nov. 2007	Dec. 2008	$1,332	Collateral	$1,365	$308	$-
VA	home & residential				value
	lots
Frederick,	Residential &	Various	Mar. 2009	$3,885	Collateral	$3,700 (2)	$374	$800
Co., VA	commercial lots;	2004 - 2008			value
	3 single family
	residences & acreage
Winchester,	Commercial office	May 2008	Mar. 2009	$5,476	Collateral	$5,500 (2)	$-	$1,948
VA	condominium (under				value
	construction)
Winchester,	3 Single family	Various	Mar. 2009	$3,185	Collateral	$3,670	$-	$-
VA &	residences & acreage;	2005 - 2008			value
Frederick,	3 commercial
Co., VA	condominium units &
	undeveloped
	acreage
Culpeper,	Residential	Nov. 2007	Jun. 2009	$4,133	Collateral	$3,826 (2)	$700	$-
Co., VA	subdivision &				value
	acreage

(1) - Unless otherwise indicated, values based upon recent external appraisal
(2) - Value based upon management's discount of appraised value obtained at loan origination

[

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
August 25, 2009

In addition to the above responses, Summit acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly at (304) 530-0552 should you have any further questions regarding the filings.

                               Sincerely,

                               /s/  Robert S. Tissue

                               Robert S. Tissue
                               Senior Vice President &
                                                          Chief Financial Officer